UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SONUS NETWORKS, INC.
(Name of Issuer)

Shares of Common Shares, par value $0.001 per share
(Title of Class of Securities)

835916107
(CUSIP Number)

Darrin Payne
P.O. Box 71082
Dubai, United Arab Emirates
+971-4317-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 835916107		Page 2 of 8 Pages
1		Name of Reporting Persons Galahad Securities Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.5%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 274,324,004 Common Shares outstanding as of October 29, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009.

CUSIP No. 835916107		Page 3 of 8 Pages
1		Name of Reporting Persons Legatum Capital Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.5%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 274,324,004 Common Shares outstanding as of October 29, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009.

CUSIP No. 835916107		Page 4 of 8 Pages
1		Name of Reporting Persons Legatum Global Holdings Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.5%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 274,324,004 Common Shares outstanding as of October 29, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009.

CUSIP No. 835916107		Page 5 of 8 Pages
1		Name of Reporting Persons Legatum Global Investment Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.5%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 274,324,004 Common Shares outstanding as of October 29, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009.

CUSIP No. 835916107		Page 6 of 8 Pages
1
Name of Reporting Persons

Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996.

I.R.S. Identification Nos. of above persons (entities only)

2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.5%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 274,324,004 Common Shares outstanding as of October 29, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009.

EXPLANATORY NOTE

This Amendment No. 10 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 6, 2007, Amendment No. 1 filed with the Commission on September 10, 2007, Amendment No. 2 filed with the Commission on December 13, 2007, Amendment No. 3 filed with the Commission on December 26, 2007, Amendment No. 4 filed with the Commission on April 21, 2008, Amendment No. 5 filed with the Commission on June 19, 2008, Amendment No. 6 filed with the Commission on June 23, 2008, Amendment No. 7 filed with the Commission on June 30, 2008, Amendment No. 8 filed with the Commission on January 12, 2009 and Amendment No. 9 filed with the Commission on May 15, 2009 by Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited, Legatum Global Investment Limited and Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of July 1, 1996 (the "Schedule 13D").  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the paragraphs below following the last paragraph of the current disclosure:

Pursuant to the Settlement Agreement (which was described in, and filed as an exhibit to, Amendment No. 8 to the Schedule 13D), the Reporting Persons identified Beatriz V. Infante to the Issuer and the Board's Nominating and Corporate Governance Committee as a candidate to serve on the Board.

On January 10, 2010, Beatriz V. Infante accepted her appointment to the Board for a term expiring at the Issuer's 2010 Annual Meeting of Shareholders.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 15, 2010

GALAHAD SECURITIES LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

LEGATUM CAPITAL LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

LEGATUM GLOBAL HOLDINGS LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

LEGATUM GLOBAL INVESTMENT LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

SENATE LIMITED, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

Page 8 of 8 Pages